UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                              STELMAR SHIPPING LTD.
                         ------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                   -------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    V8726M103
                                ----------------
                                 (CUSIP NUMBER)


                             FREDRIC S. LONDON, ESQ.
                                 OMI CORPORATION
                                ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                                 (203) 602-6700
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 WITH A COPY TO:

                            ROBERT L. CLARE III, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                  UNITED STATES
                                 (212) 626-4400

                                  JUNE 9, 2004
            ---------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.    V8726M103

--------------------------------------------------------------------------------

 1.    NAMES OF REPORTING PERSONS
       I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       OMI Corporation
       52-2098714
------ -------------------------------------------------------------------------

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) |_|
                                                                        (b) |X|
------ -------------------------------------------------------------------------

 3.    SEC USE ONLY
------ -------------------------------------------------------------------------

 4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
------ -------------------------------------------------------------------------

 5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                   |X|

------ -------------------------------------------------------------------------

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of the Marshall Islands
------ ----------------- ------ ------------------------------------------------

       NUMBER OF          7.    SOLE VOTING POWER

        SHARES                  -0-
                         ------ ------------------------------------------------

     BENEFICIALLY         8.    SHARED VOTING POWER

         OWNED                  4,775,610 Shares of Common Stock (1)
                         ------ ------------------------------------------------

        BY EACH           9.    SOLE DISPOSITIVE POWER

       REPORTING                -0-
                         ------ ------------------------------------------------

        PERSON            10.   SHARED DISPOSITIVE POWER

         WITH                   4,775,610 Shares of Common Stock (1)
------------------------ ------ ------------------------------------------------

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,775,610 Shares of Common Stock (1)
------ -------------------------------------------------------------------------

 12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   |_|

------ -------------------------------------------------------------------------

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       27.5% of the outstanding Common Stock
------ -------------------------------------------------------------------------

 14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
------ -------------------------------------------------------------------------

(1) Up to 4,775,610 shares of the Issuer are subject to certain voting provisions set forth in agreements ("Agreements") entered into by the Reporting Person and certain shareholders of the Issuer (discussed in Items 3 and 6 of the Initial Statement on Schedule 13D). As a result of the Agreements, the Securities and Exchange Commission may deem the Reporting Person to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, with respect to such shares and may deem the Reporting Person to be the beneficial owner of 4,775,610 shares. The Reporting Person disclaims being a member of a group with or among any of such shareholders within the meaning of the aforementioned rule, and the Reporting Person disclaims beneficial ownership of all shares.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

       This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.02 par value per share (the "Shares"), of Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). This Amendment No. 2 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed by OMI Corporation ("OMI") on May 25, 2004 (the "Initial Statement"), as amended by Amendment No. 1, filed by OMI on June 2, 2004 ("Amendment No. 1"). This Amendment No. 2 is being filed by OMI to report the withdrawal of the offer previously communicated to the Issuer, including as set forth in the Offer Letter attached to the Initial Statement as Exhibit D. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Initial Statement.


ITEM 4.       PURPOSE OF TRANSACTION

       Item 4 is hereby amended and supplemented with the following information:

       On June 9, 2004, OMI issued a press release to announce that it had formally withdrawn the offer it made to the Issuer in earlier correspondence for the possible combination of the companies, including as set forth in the Offer Letter.

       If the Issuer's Board of Directors were to express a willingness to engage in discussions with OMI, OMI would be prepared to participate. OMI will continue to evaluate other options to continue delivering superior value for OMI shareholders.

       Other than as described or incorporated in Schedule 13D, as amended by Amendment No. 1, and as supplemented above, OMI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D although OMI may consider and reserves the right to pursue other options with respect to a possible transaction with the Issuer, but in such event there can be no assurance that the terms of any such other option will be similar to the terms of the offer which has now been withdrawn. Additionally, OMI may, depending on a number of considerations, acquire Shares directly or indirectly in open-market or privately negotiated transactions.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 10, 2004               OMI CORPORATION

                                    By   /s/ Craig H. Stevenson, Jr.
                                        ----------------------------------------
                                         Craig H. Stevenson, Jr.
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer


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